SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Phoenix Gold International, Inc.
                        --------------------------------
                                (NAME OF ISSUER)

                     Common Stock, Par value $0.01 Per Share
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   719068 10 8
                      -------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
             --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    COPY TO:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212)-704-0100

                                  June 17, 1997
              ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: (  )

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 719068 10 8                                         Page 2 of 8 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
    |
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         WC (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS (2)(d) or (e)
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OR ORGANIZATION
    |
    |         DELAWARE
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |      152,200
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      _______
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |      152,200
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      _______
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         152,200 shares
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         4.41%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         PN
--------------------------------------------------------------------------------


                              (Page 2 of 8 Pages)

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 719068 10 8                                         Page 3 of 8 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
    |
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         WC (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS (2)(d) or (e)
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OR ORGANIZATION
    |
    |         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                |  7  |
   NUMBER OF    |     |
                |     |     21,150
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      _______
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |     21,150
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      _______
                |     |
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         21,150 shares
    |
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         .61%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         CO
--------------------------------------------------------------------------------


                              (Page 3 of 8 Pages)

ITEM 1.   SECURITY AND ISSUER.

This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of Phoenix Gold International, Inc., an Oregon corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9300 Decatur Street, Portland, Oregon 97283.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership") and Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund").

     The general partners of the Partnership, a private investment company organized as a limited partnership under the laws of the State of Delaware, are Nelson Obus and Joshua Landes. Mr. Obus is also the principal executive officer of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, the Partnership and the Fund is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, the Partnership, nor the Fund has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state


                              (Page 4 of 8 Pages)
securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnership purchased 152,200 Shares for a total consideration of $1,075,738.82, and the Fund purchased 21,150 Shares for a total consideration of $106,090.63. Such Shares were paid for from the working capital of each of the Partnership and the Fund, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

     The Partnership and the Fund acquired the Shares reported in Item 5 below for investment purposes only. They intend to monitor the turn-around performance of the Issuer and to communicate with management and with its outside directors of the Issuer regarding the pursuit of more aggressive measures, should existing efforts fail, to obtain recognition of the Issuer's value for the benefit of all stockholders. The Partnership and the Fund reserve the right to buy additional Shares with the understanding that neither their purchases nor the exercise of their rights as stockholders to communicate with management or outside directors are intended as "control" devices with respect to the Issuer.

     Except as set forth above, neither the Partnership nor the Fund has any present plans or intentions which would result


                              (Page 5 of 8 Pages)
in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on the date hereof, the Partnership and the Fund had direct beneficial ownership of a total of 178,350 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes by virtue of their status as general partners of the Partnership and their status as general partners of the Partnership and their status as officers of the Fund's investment manager may be deemed to have indirect beneficial ownership of the Shares owned by the Partnership and the Fund. The Shares owned by the Partnership and the Fund represent approximately 5.02% of the outstanding Shares of the Issuer, based on the 454,605 Shares reported as outstanding on March 31, 1997 in the Issuer's Quarterly Report on Form 10Q.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the Partnership and the Fund and disclaim membership in any "group" with any of the foregoing investors with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus and Mr. Landes, by virtue of their status as general partners of the Partnership and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 173,350 Shares owned by the Partnership and the Fund.

                              (Page 6 of 8 Pages)

     (c) During 1997, the Partnership and the Fund made the following purchases:

                      IDENTITY OF              NO. OF            PURCHASE
DATE                   PURCHASER               SHARES              PRICE
----                   ---------               ------            --------
January 31            Partnership              7,500            $37,187.25
February 4            Fund                     3,500             17,500.00
February 7            Partnership              5,000             25,125.00
February 10           Partnership              4,000             19,500.00
February 13           Partnership              2,500             12,187.50
February 21           Fund                     3,000             15,187.50
February 24           Fund                     5,000             25,312.50
February 26           Fund                     6,150             31,903.13
February 26           Partnership              7,350             38,128.13
April 21              Partnership              4,000             20,374.80
June 3                Fund                     3,500             16,187.50
June 3                Partnership             10,000             46,250.00
June 12               Partnership              5,200             24,700.00
June 17               Partnership              3,000             13,687.50

     (d) Each of the beneficial owners of the Shares covered by this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither Mr. Obus, Mr. Landes, the Partnership nor the Fund has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls,

                              (Page 7 of 8 Pages)
guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 1997

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                    By:     /s/ NELSON OBUS
                                        --------------------------------------
                                            Nelson Obus, General Partner


                                    WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                      FUND, LTD.

                                    By:     Wynnefield Capital, Inc.

                                            /s/ NELSON OBUS
                                        --------------------------------------
                                            Nelson Obus, President



                              (Page 8 of 8 Pages)